Exhibit 5.1
September 9, 2026
Versant Media Group, Inc.
229 West 43rd Street
New York, NY 10036

To Whom it May Concern:
    In connection with the registration under the Securities Act of 1933, as amended (the “Act”) of the offer and sale of shares of Class A Common Stock, par value $0.01 per share (the “Shares”) of Versant Media Group, Inc., a Pennsylvania corporation (“Versant”), I am of the opinion that:
(1) Two million (2,000,000) Shares, which may be offered or sold pursuant to the terms of the Versant Media Group, Inc. Employee Stock Purchase Plan (as amended, the “Plan”), have been duly authorized, and, when the registration statement on Form S-8 relating to the Shares to be issued pursuant to the Plan (the “Registration Statement”) has become effective under the Act, upon issuance of such Shares and upon payment therefore, in accordance with the Plan and the resolutions of the Board of Directors of Versant relating thereto, the Shares will be legally and validly issued, fully paid and nonassessable; and
(2) Versant has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Pennsylvania.
The foregoing opinion is limited to the federal laws of the United States and the Pennsylvania Business Corporation Law of 1988, as amended, and I am expressing no opinion as to the effect of the laws of any other jurisdiction.
I have relied as to certain matters on information obtained from public officials, officers of Versant and other sources believed by me to be responsible.
I hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,
/s/ Jordan R. Fasbender

Jordan R. Fasbender
General Counsel and Corporate Secretary